EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
November 6, 2009
Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. Form 10-K for fiscal year ended March 31, 2008 Form 10-K for fiscal year ended March 31, 2009 Form 10-Q for the quarterly period ended June 30, 2009 File No. 001-07731
Dear Mr. Spirgel,
     On behalf of Emerson Radio Corp. (the “Company”), the following are our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated October 23, 2009. The Staff’s comments have been retyped in bold italics below, and are followed by our responses.
1. We note your response to our comment letter dated August 2, 2009. Please revise your disclosures in future filings to specifically discuss your accounting policies relating to reductions in gross revenues so that these policies and their impact on your financial statements are wholly transparent to investors. For each type of reduction in gross revenue please disclose: a description of its nature including when in the sales process it is given or estimated, the accounting policy and the underlying basis in US GAAP, the amount accrued at the end of the reporting periods, and the amount recorded as contra revenue during the reporting periods. In addition, please provide in your footnotes to your financial statements separate roll-forwards for sales allowance and marketing expense accrual and the accrual for incentives anticipated but not offered; disclose the beginning balance of the account, additional accruals recorded, reversals and other adjustments and ending balance for each reporting period. Furthermore, within your critical accounting policies disclosure you should include a detailed discussion of these accounting policies as well and how you develop the estimates used in recording the accrual and the process you go through to ensure it is adequate and reasonable. Provide us in your written response, a draft of your financial statement and critical accounting policy disclosures.

In response to the Comment Letter, the Company proposes to amend the disclosures it currently makes on the referenced topics by including the following disclosures in its future filings referenced below:
1. September 30, 2009 Quarterly Report on Form 10-Q
     NOTE 1 — BACKGROUND AND BASIS OF PRESENTATION
Sales Allowance and Marketing Support Expenses
Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with Emerging Issue Task Force 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”) and Securities and Exchange Commission Staff Accounting Bulletins 101 “Revenue Recognition in Financial Statements,” and 104 “Revenue Recognition, corrected copy” (“SAB’s 101 and 104”).
At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by FAS 48, (i) sales incentives offered to customers that meet the criteria for accrual under paragraph 22 of EITF 01-09 and (ii) under SAB’s 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104’s and 101’s four revenue recognition criteria, all of which are required to be met in order to recognize revenue
If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company’s products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.
2. March 31, 2010 Annual Report on Form 10-K
ITEM 7 Management’s Discussion and Analysis of Financial Condition and Results of Operation – subtopic “Critical Accounting Policies” – subparagraph below:
Sales Allowance and Marketing Support Accruals
Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with Emerging Issue Task Force 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”)

and Securities and Exchange Commission Staff Accounting Bulletins 101 “Revenue Recognition in Financial Statements,” and 104 “Revenue Recognition, corrected copy” (“SAB’s 101 and 104”).
At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by FAS 48, (i) sales incentives offered to customers that meet the criteria for accrual under paragraph 22 of EITF 01-09 and (ii) under SAB’s 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104’s and 101’s four revenue recognition criteria, all of which are required to be met in order to recognize revenue
If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company’s products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.
3. March 31, 2010 Annual Report on Form 10-K
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES – subtopic “Revenue Recognition-Distribution of Products”, final paragraph within
Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with Emerging Issue Task Force 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”) and Securities and Exchange Commission Staff Accounting Bulletins 101 “Revenue Recognition in Financial Statements,” and 104 “Revenue Recognition, corrected copy” (“SAB’s 101 and 104”).
At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by FAS 48, (i) sales incentives offered to customers that meet the criteria for accrual under paragraph 22 of EITF 01-09 and (ii) under SAB’s 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104’s and 101’s four revenue recognition criteria, all of which are required to be met in order to recognize revenue

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company’s products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.
4. March 31, 2010 Annual Report on Form 10-K
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES – subtopic “Sales Allowance and Marketing Support Expenses”
Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with Emerging Issue Task Force 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”) and Securities and Exchange Commission Staff Accounting Bulletins 101 “Revenue Recognition in Financial Statements,” and 104 “Revenue Recognition, corrected copy” (“SAB’s 101 and 104”).
At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by FAS 48, (i) sales incentives offered to customers that meet the criteria for accrual under paragraph 22 of EITF 01-09 and (ii) under SAB’s 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104’s and 101’s four revenue recognition criteria, all of which are required to be met in order to recognize revenue
If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company’s products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.
The sales and marketing support accrual activity for fiscal 2010 and 2009 was as follows:

Total
Balance at March 31, 2008	6,323
Fiscal 2009 additions	7,144
Fiscal 2009 usages	(7,221)
Fiscal 2009 adjustments	(2,282)

Balance at March 31, 2009	3,964

Fiscal 2010 additions	[X]
Fiscal 2010 usages	[X]
Fiscal 2010 adjustments	[X]

Balance at March 31, 2010	[X]

Furthermore the roll forward of the Company’s accrual for sales and marketing allowances, for such amounts both (1) offered and (2) non-offered but estimated, from March 31, 2008 to March 31, 2009 which you requested is reflected in the materials supplied to the Staff supplementally and on a confidential basis
Please contact me if you wish to discuss or comment further.
Sincerely and with best regards,
/s/ Greenfield Pitts
Greenfield Pitts
Chief Financial Officer